1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000
April 9, 2010
VIA EDGAR
Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Legg Mason ClearBridge Variable Global Equity Portfolio (the “Fund”), a series of Legg
Mason Partners Variable Equity Trust (the “Trust”)
Post-Effective Amendment No. 31
Securities Act File No. 333-91278
Investment Company Act File No. 811-21128
Dear Mr. Kosoff:
The Trust filed the above-referenced Post-Effective Amendment (the “Amendment”) on February 25, 2010, with an effective date of April 30, 2010, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). This letter responds to comments with respect to the Amendment that you provided in a telephone conversation on April 7, 2010 with the undersigned. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.
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in alliance with Dickson Minto W.S., London and Edinburgh

Prospectus
Comment No. 1: Please note that the expense limitation can only be referenced in the fee table and described in a footnote to the fee table if it will actually reduce the total annual fund operating expenses. Also please note that the example table can only reflect the waiver for the term of the waiver.
Response: The Trust notes that the expense limitation has been triggered for this fund and fees were forgone and/or expenses were reimbursed 0.39% of the percentage of the value of the shareholder’s investment.
Comment No. 2: Certain risks: Please rename this section “Principal risks” to more clearly identify the nature of the risks described in this section.
Response: The Trust has considered this suggestion, but continues to prefer the header “Certain risks” for this section. While the Trust believes that this section does summarize the principal risks described in response to the requirements of Item 9, the Trust feels that use of the heading “Certain risks” is a more effective means of conveying to shareholders that the risks described in the prospectus are not the only risks that arise in connection with an investment in a Fund or a Fund’s ability to achieve its objective.
Comment No. 3: The foreign investment risks portion of the principal risks includes the risk of investing emerging markets. Please remove this risk from the principal risks or include a reference to emerging markets in the principal investment strategies section.
Response: The Trust respectfully submits that the risk disclosure about investing in emerging markets is appropriate for a Fund that can otherwise invest generally in foreign securities.
Comment No. 4: Certain risks: Please remove the cross reference at the end of this section.
Response: The Trust respectfully submits that this cross reference is appropriate to refer investors to the section “More on the fund’s investment strategies, investments and risks” and the Statement of Additional Information for more information about the risks of investing in the fund.
Comment No. 5: Notice to shareholders: After the second paragraph, please include a reference to the variable contract prospectus, or to contact your financial adviser or insurer to determine how the liquidation might affect your contract.
Response: The disclosure has been revised as requested.
Comment No. 6: Fund’s investment strategies: Please make it clear which strategies are principal and which are more ancillary in nature.
Response: The Trust respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The fund’s principal investment strategies and risks are summarized in the summary prospectus and are described in full in the statutory prospectus in More on the fund’s investment strategies, investments and risks. The Trust does not believe that further clarifying or separating the strategies would be useful to the investor when the principal strategies and risks are already summarized in the summary prospectus.
Comment No. 7: Management fee: Please update the date of the annual report that includes the discussion regarding the basis of the Board of Trustees’ approval of the Fund’s management and subadvisory agreements.
Response: The disclosure has been revised as requested.
Comment No. 8: Distribution — Please explicitly disclose that the distribution plan is a 12b-1 plan, as per Item 12(b)(1) of Form N-1A.
Response: The disclosure has been revised as requested.
Statement of Additional Information
Comment No. 9: Disclosure of portfolio holdings: With regard the ongoing arrangements, please include that the duty of confidentiality includes the duty not to trade on non-public information.
Response: The disclosure has been revised to add:
Under the policy, a fund may release portfolio holdings information on a regular basis to a custodian, sub-custodian, fund accounting agent, proxy voting provider, rating agency or other vendor or service provider for a legitimate business purpose, where the party receiving the information is under a duty of confidentiality, including a duty to prohibit the sharing of non-public information with unauthorized sources and trading upon non-public information. A fund may enter into other ongoing arrangements for the release of portfolio holdings information for a legitimate business purpose with a party who is subject to a confidentiality agreement and restrictions on trading upon non-public information. None of the funds, Legg Mason or any other affiliated party may receive compensation or any other consideration in connection with such arrangements. Ongoing arrangements to make available information about a fund’s portfolio securities will be reviewed at least annually by the fund’s board.
Comment No. 10: Please revise the SAI to reflect the proxy disclosure enhancement updates to Form N-1A.
Response: The disclosure has been revised as requested.

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1288.
Very truly yours,

/s/ Y. Rachel Kuo Y. Rachel Kuo
Enclosures

cc:	Thomas C. Mandia, Esq., Legg Mason & Co., LLC
Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Barbara Allen, Esq., Legg Mason & Co., LLC
George P. Hoyt, Esq., Legg Mason & Co., LLC
Burton M. Leibert, Esq., Willkie Farr & Gallagher LLP
Dianne E. O’Donnell, Esq. Willkie Farr & Gallagher LLP

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